SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Results of the Third Quarter of 2008

Curitiba, Brazil, November 12, 2008 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its results for the third quarter of 2008. All figures included in this report are in Reais and were prepared in accordance with Brazilian GAAP.

Highlights

This report presents cumulative data through September 2008 compared with the same period in the previous year.

• COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which COPEL retains a majority stake). From January 2008 on, Dominó Holdings started to be partially consolidated (45%).

• Net operating revenues: R$ 4,056 million – a 6.0% increase compared with the first nine months of 2007 (9M07).

• Operating income: R$ 1,298 million, up 8.9% year-on-year.

• Net income: R$ 899 million (R$ 3.29 per share) – 13.2% variation versus the first nine months of 2007. In the 3Q08 alone, net income reached R$ 286 million.

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,477 million. In the 3Q08 alone, EBITDA stood at R$ 437 million.

• Return on net equity: 12.7% .

• Total power consumption billed by COPEL to captive customers rose 6.4% over 9M07. COPEL Distribuição’s grid market grew 6.6% .

• From January through September 2008, COPEL’s shares price and the main indexes variation are as follows:

CPLE3 (common/Bovespa) = -5.08%	IBOVESPA = -22.45%:
CPLE6 (preferred B/Bovespa) = -1.49%	DOW JONES (NYSE) = -18.20%
ELP (ADR/NYSE) = -9.08%	LATIBEX = -25.93%
XCOP (preferred B/Latibex) = -8.87%

Companhia Paranaense de Energia – COPEL
3Q08 Earnings Release

Index

1. MAIN EVENTS	3
2. HUMAN RESOURCES	5
3. ENERGY SALES	5
3.1. Captive Market	6
3.2. Free Market	6
3.3. COPEL Distribuição’s Grid Market – TUSD	6

4. FINANCIAL PERFORMANCE	7
4.1. Operating Revenues	7
4.2. Deductions from Operating Revenues	8
4.3. Operating Costs and Expenses	8
4.4. EBITDA	9
4.5. Financial Result	10
4.6. Net Income	10

5. BALANCE SHEET AND INVESTMENT PROGRAM	10
5.1. Assets	10
5.2. Investment Program	10
5.3. Liabilities and Shareholders’ Equity	11
5.4. Debt Profile	11
5.5. Ratings	12
6. ACCOUNT FOR COMPENSATION OF PORTION A – CVA	12
7. ADDITIONAL INFORMATION	13
7.1. Main Operational and Financial Indicators	13
7.2. Average Energy Purchase Tariffs	14
7.3. Energy Flow - COPEL Consolidated	15
7.4. Shareholding Structure (as of 09/30/2008)	16

8. FINANCIAL STATEMENTS	17
8.1. Assets	17
8.2. Liabilities	18
8.3. Income Statement	19
8.4.Cash Flow	20

9. FINANCIAL STATEMENTS - SUBSIDIARIES	21
9.1. Assets	21
9.2. Liabilities	22
9.3. Income Statement	23

1. Main Events

Net income

     In the nine months of 2008, COPEL recorded net income of R$ 899.0 million, which corresponded to R$ 3.29 per share. In the third quarter alone, COPEL recorded net income of R$ 286.0 million (R$ 1.04 per share).

Energy Sales

     Power consumption by the captive market billed by COPEL grew 6.4% in the first nine months of 2008. The following variations were recorded in the consumption of the Company’s main customer categories: residential, 4.7%; commercial, 6.2%; industrial, 9.0%; and rural, 6.2% . The following charts feature the monthly power consumption billed by COPEL from 2006 to 2008:

     The chart below features a comparison of the sales growth rates of COPEL, of the utilities in the Southern Region of Brazil, and of all utilities in Brazil.

Installation License for the Mauá Hydroelectric Power Plant

     This 361 MW project belongs to Consórcio Energético Cruzeiro do Sul, a partnership between COPEL (with a 51% interest) and Eletrosul (with a 49% interest). On March 24, 2008, the Environmental Institute of Paraná (IAP) issued the Installation License for the Mauá Hydroelectric Power Plant, located on the Tibagi River, in the State of Paraná. On May 16, 2008, the Regional Federal Court reinstated a preliminary injunction issued by a federal judge in Londrina (State of Paraná) which made the issue of installation licenses for power plants and dams on the Tibagi River conditional upon an integrated environmental assessment of the entire river basin. On July 18, 2008, however, the chief justice of the Superior Court of Justice suspended the injunction which had interrupted the work on the Mauá Power Plant, allowing construction to begin.

UEG Araucária – UEGA

     The UEGA lease agreement between Petrobras and COPEL, was extended until December 2008, and provides for a premature termination clause, without liability to either party.

Fitch raises COPEL’s national ratings

     On October 22, 2008, Fitch Ratings raised the long-term national rating of COPEL and its fourth debenture issue from ‘AA- (bra)’ to ‘AA (bra)’ with a stable outlook, and the long-term national rating of COPEL's third debenture issue from ‘AA (bra)’ to ‘AA+(bra)’. According to Fitch, “the ratings were raised based on the consolidation of the strong financial profile of COPEL and its subsidiaries. The group has low financial leverage, significant operational cash flow and robust liquidity in comparison with its debt.”

Call for the 173rd Extraordinary General Meeting

     COPEL called its shareholders to an Extraordinary General Meeting to be held on November 28, 2008, to resolve on the spin-off and extinction of the wholly-owned subsidiary COPEL Participações S.A. and transfer of assets to Companhia Paranaense de Energia – COPEL and COPEL Geração e Transmissão S.A.

“Top of Mind” Award

     This year’s Top of Mind survey elected COPEL as the best company in three categories: the best remembered brand, the best company to work for and the company most concerned with social issues. In the 14 years of survey in Paraná, the Amanhã magazine and the Bonilha Institute confirmed COPEL as a corporate icon, being the best remembered company for the tenth time.

COPEL – 3rd Largest Company in Paraná and 5th in the South Region (Amanhã magazine)

     COPEL was ranked by the Amanhã magazine as the fifth largest company among the South’s 500, and the third largest among Paraná companies. The ranking was drawn up by the Amanhã magazine in conjunction with PricewaterhouseCoopers using a proprietary calculation method that takes into account shareholders’ equity, gross revenue and net income.

2. Human Resources

     COPEL’s workforce closed the third quarter of 2008 with a total of 8,270 employees, distributed among the Company’s wholly-owned subsidiaries as follows:
     COPEL Geração e Transmissão = 1,492
     COPEL Distribuição = 6,416
     COPEL Telecomunicações = 332
     COPEL Participações = 30

     At the end of September 2008, COPEL Distribuição had a customer-to-employee ratio of 544.

     Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 97, 6 and 3 employees, respectively.

3. Energy Sales

Energy Sales billed by COPEL Distribuição from January to September 2008 totaled 14,645 GWh, 6.4% up year on year, while total billed consumption (including captive and free customers and supplies to other distributors in the State of Paraná) came to 15,915 GWh, up by 4.8% . This was chiefly due to the continuity of the conjunction of the following factors:

(i) the healthy performance of the agricultural sector and high commodities prices, which pushed up farmers’ earnings;

(ii) growth in the domestic market, mainly driven by the increase in disposable income, in turn fueled by expanded credit, social programs and successive increases in the minimum wage;

(iii) higher exports of certain items, especially agricultural produce; and

(iv) the creation of 154,896 new registered jobs in the first nine months of 2008, representing a 7.95% increase over the same period in 2007. This was the best performance in the south region states and the third best in the country.

The table below breaks down the energy sales by customer segment:

						GWh
Segment	3Q08	3Q07	% Var.	9M08	9M07	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)
Residential	1,342	1,270	5.6	4,009	3,827	4.7
Industrial	1,770	1,622	9.1	5,077	4,660	9.0
Commercial	964	890	8.3	2,937	2,765	6.2
Rural	377	353	6.7	1,202	1,132	6.2
Other	479	462	3.6	1,421	1,385	2.6
Total Captive Customers	4,931	4,597	7.3	14,645	13,769	6.4
Free Customers – Copel Geração e Transmissão	302	349	(13.3)	897	1,056	(15.1)
Total Supply to Final Customers	5,233	4,946	5.8	15,542	14,825	4.8
Wholesale – State of Paraná	126	120	5.1	373	354	5.4
TOTAL	5,360	5,066	5.8	15,915	15,179	4.8

3.1. Captive Market

     The analysis of COPEL Distribuição’s captive market indicates that the residential segment consumed 4,009 GWh, a 4.7% growth, representing 27.4% of this market. Average consumption per customer stood at 161.7 kWh/month, an increase of 1.9% . In September 2008, 2,754,584 customers were billed.

     The industrial segment consumed 5,077 GWh and grew 9%, representing 34.7% of the captive market. Besides being a significant increase, this was easily the best performance among all of COPEL’s consumption segments, influenced chiefly by the following industrial sectors: automotive vehicles, machinery and equipment, publishing, printing and pulp. In September 2008, 61,903 customers were billed, an increase of 7% year on year.

     The commercial segment consumed 2,937 GWh, growth of 6.2%, representing 20.1% of the captive market. In September 2008, 292,791 customers were billed.

     The rural segment consumed 1,202 GWh, representing 8.2% of the captive market and growth of 6.2% . In September 2008, 336,311 rural customers were billed.

     The other consumption segments (government, public lighting, utilities and own consumption) registered consumption of 1,421 GWh in the period, a 2.6% growth year on year, representing 9.7% of the captive market. In September 2008, 46,341 customers were billed.

3.2. Free Market

     Energy consumption by free customers served by COPEL Geração e Transmissão declined by 15.1% due to the termination of certain contracts.

3.3. COPEL Distribuição’s Grid Market – TUSD

COPEL Distribuição’s grid market, comprising the captive market, supply to other distributors in Paraná and all free customers in the Company’s concession area, grew 6.6% year on year in the first nine months of 2008.

						GWh
	3Q08	3Q07	% Var.	9M08	9M07	% Var.
	(1)	(2)	(1 / 2)	(3)	(4)	(3 / 4)
Grid Market (TUSD)	5,891	5,539	6.4	17,573	16,486	6.6

4. Financial Performance

4.1. Operating Revenues

     From January to September 2008, net operating revenue was R$ 4,056.0 million, 6.0% higher than the R$ 3,824.8 million registered in the same period in 2007. The main factors behind this increase were:

(i) a 9.9% increase in retail revenue (which reflects only the sale of energy, excluding COPEL’s distribution grid tariff – TUSD), mainly due to the growth of the electricity market;

(ii) a 5.9% drop in the account “electricity sales to distributors” as a result of the lower revenue from bilateral agreements and short-term electricity billing (CCEE);

(iii) a 4.3% increase in electricity network availability, which is composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue, chiefly due to the increase in volume of energy transmitted by COPEL’s distribution lines and tariff adjustments in the period;

(iv) a 23.7% upturn in telecommunications revenue thanks to new clients and the higher volume of services provided to existing clients;

(v) a 12.0% rise in gas sale revenue resulting from the growth in the third-party gas supplied by Compagas and due to the tariff adjustment in the period; and

(vi) an 8.2% decrease in other operating revenues, mainly due to lower revenue from UEG Araucária’s provision of operation and maintenance (O&M) services. In 2007 pre-operating services were booked, which are non-recurring revenues.

Gross Income Statement	3Q08 (1)	2Q08 (2)	3Q07 (3)	Var.% (1/3)	9M08 (4)	9M07 (5)	Var.% (4/5)
Operating revenues	2,135,259	2,020,800	2,030,530	5.2	6,145,638	5,876,835	4.6
Electricity sales to final customers	760,399	735,592	713,447	6.6	2,214,660	2,015,820	9.9
Residential	237,349	230,581	224,937	5.5	700,129	646,065	8.4
Industrial	282,358	269,939	263,369	7.2	801,594	714,230	12.2
Commercial	155,377	151,044	143,788	8.1	459,564	419,177	9.6
Rural	29,352	29,448	27,372	7.2	91,543	83,301	9.9
Other segments	55,963	54,580	53,981	3.7	161,830	153,047	5.7
Electricity sales to distributors	354,700	307,659	352,869	0.5	978,975	1,039,988	(5.9)
Use of transmission grid	884,412	852,540	805,450	9.8	2,587,189	2,480,394	4.3
Residential	265,274	254,686	242,814	9.2	783,565	771,723	1.5
Industrial	312,141	303,392	286,188	9.1	898,295	844,668	6.3
Commercial	171,844	164,395	152,764	12.5	507,799	493,851	2.8
Rural	32,805	32,943	29,549	11.0	102,909	100,076	2.8
Other segments	106,202	36,839	130,745	(18.8)	179,986	182,480	(1.4)
Basic Network and connection grid	(3,854)	60,285	(36,610)	(89.5)	114,635	87,596	30.9
Telecom revenues	20,846	19,183	16,754	24.4	57,623	46,584	23.7
Piped gas distribution	76,789	70,471	65,408	17.4	206,751	184,581	12.0
Other operating revenues	38,113	35,355	76,602	(50.2)	100,440	109,468	(8.2)

4.2. Deductions from Operating Revenues

The following table shows the legal deductions from COPEL’s operating revenues:

						R$'000
Deductions from Operating Revenues	3Q08	2Q08	3Q07	Var. %	9M08	9M07	Var. %
	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
ICMS	409,286	395,463	377,001	8.6	1,191,709	1,117,101	6.7
PASEP and COFINS	200,100	190,331	188,322	6.3	579,560	547,347	5.9
RGR	18,134	14,583	16,210	11.9	46,743	44,895	4.1
CDE	44,859	52,240	45,306	(1.0)	144,443	137,065	5.4
CCC	61,166	690	33,370	83.3	85,971	161,475	(46.8)
P&D and PEE	13,686	13,016	14,223	(3.8)	39,667	42,212	(6.0)
Other	596	507	1,062	(43.9)	1,585	1,956	(19.0)
TOTAL	747,827	666,830	675,494	10.7	2,089,678	2,052,051	1.8

4.3. Operating Costs and Expenses

From January to September 2008, total operating costs and expenses reached R$ 2,878.4 million, 9.4% higher than the R$ 2,629.9 million registered in the same period in 2007. The highlights were:

(i) a 27.4% increase in ‘energy purchased for resale’ chiefly due to the following factors: reversal of R$ 100.9 million in the first quarter of 2007 related to CIEN’s cancelled bills (non-recurring effect), and the higher cost of acquisition of energy from the CCEE, the auctions and Itaipu. This expense increase was partially offset by the end of the agreement with CIEN. The main amounts booked were: R$ 367.3 million from ITAIPU (4,093 GWh), R$ 80.1 million from Itiquira (682 GWh) and R$ 732.0 million from energy auctions (10,405 GWh). In addition, an expense of R$ 47.5 million was booked as passive CVA and Pasep/Cofins contributions in the negative amount of R$ 125.8 million;

(ii) a 12.5% decline in ‘charges for the use of transmission grid’, chiefly due to the negative effect of CVA, which reduced the line’s balance by R$ 153.2 million in the first nine months of 2008, partially offset by the increase in ESS quotas, the basic network and transport from Itaipu;

(iii) ‘payroll’ expenses totaled R$ 469.4 million from January to September 2008, 14.3% above the amount registered in the same period in the previous year. This increase was chiefly due to the 5.5% pay raise applied as of October 2007, and the provisioning for profit sharing in the first nine months of 2008 (R$ 49.5 million). Henceforth, this will be booked every month and not in December as was the case till 2007;

(iv) the ‘pension plan and other benefits’ line reflects the pass-through of costs with the Pró-Saúde program (assistance) and the pension plan, paid to Fundação COPEL, pursuant to the actuarial criteria established by CVM resolution 371/2000. It is also worth mentioning that in the same period of 2007, the company booked a surplus, as established in the actuarial report;

(v) a 11.3% reduction in the ‘material’ line versus the first nine months of 2007, chiefly due to the decline in the acquisition of materials for the electric system, fuel, auto parts, and IT material;

(vi) the amounts booked under the ‘raw materials and supplies for the generation of energy’ line refer to the purchase of mineral coal for the Figueira thermoelectric power plant. In September 2007 a reversal of R$ 29.9 million, relating to Pasep/Cofins contributions on natural gas volumes negotiated with Petrobras, was booked under this line;

(vii) the ‘natural gas purchased for resale’ line increased by 6.9%, reflecting the higher cost of acquisition of natural gas by Compagas to serve its third-party gas distributor market, as well as the depreciation of the Brazilian real against the U.S. dollar;

(viii) the 22.2% rise in ‘third-party services’ is mainly due to higher expenses with electric power system maintenance, telecommunications, data processing and transmission, and postal services;

(ix) the 68.6% decline in the ‘provisions and reversals’ is chiefly due to the provision in the amount of R$ 170.5 million, recorded in 2007, relating to the Cofins effect, which is a non-recurring fact in 2008; and

(x) a 12.1% increase in ‘other operating expenses’, mainly due to (i) the increase in Elejor concession fees (granted by ANEEL) (ii) in financial compensation for use of water resources (due to the higher own generation this year) and (iii) gas transport rights paid by Compagas.

						R$ '000
Operating Expenses and Costs	3Q08	2Q08	3Q07	Var.%	9M08	9M07	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchase for resale	411,903	330,704	342,938	20.1	1,186,106	931,066	27.4
Charges for the use of transmission grid	136,001	75,834	95,001	43.2	317,602	363,140	(12.5)
Payroll	190,300	147,360	136,244	39.7	469,361	410,721	14.3
Pension plan	20,137	18,880	18,608	8.2	59,422	7,430	699.8
Material	15,913	14,285	14,006	13.6	41,844	47,181	(11.3)
Raw material and supplies for gen. of electricity	4,325	3,261	(23,128)	(118.7)	12,599	(16,728)	(175.3)
Natural gas purchased for resale	44,902	32,632	35,815	25.4	109,325	102,233	6.9
Third-party services	68,916	70,803	58,386	18.0	201,530	164,862	22.2
Depreciation and amortization	93,632	103,503	106,496	(12.1)	298,991	316,335	(5.5)
Provisions and reversals	15,463	32,936	207,113	(92.5)	65,186	207,621	(68.6)
Expenses recoverable	(8,248)	(10,706)	(11,628)	(29.1)	(31,140)	(35,538)	(12.4)
Other operating expenses	50,539	46,236	40,421	25.0	147,587	131,608	12.1
Total	1,043,783	865,728	1,020,272	2.3	2,878,413	2,629,931	9.4

4.4. EBITDA

Earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 1,476.5 million in the first nine months of 2008, 2.3% lower than the R$ 1,511.2 million recorded in the same period in the prior year. In the third quarter alone, EBITDA was R$ 437.3 million.

4.5. Financial Result

The balance of financial revenues from January to September 2008 grew by 39.8% year-on-year, totaling R$ 372.3 million. The increase compared to the same period in the previous year is mainly due to the rise in the IGP-DI rate (which adjusts the transfer of CRC to the State of Paraná) and the past due fees on electricity bills.

Financial expenses totaled R$ 277.7 million, down 1.2% year-on-year. This result is chiefly due to the discontinuation of the CPMF tax and the decline in debt charges, partially offset by the increase in foreign exchange rates and by the booking, in June 2008, of R$ 30.7 million related to the Term of Commitment of Conduct Adjustment signed with ANEEL to regulate the DEC and FEC indicators. This amount will be fully invested in distribution projects for certain consumer group units to improve these indicators.

4.6. Net Income

In the first nine months of 2008, COPEL’s net income totaled R$ 899.0 million (or R$ 3.29 per share), 13.2% up year-on-year. In the third quarter alone, net income was R$ 286.0 million.

5. Balance Sheet and Investment Program

5.1. Assets

On September 30, 2008, COPEL’s assets totaled R$ 13,083.9 million, up by 8.0% year-on-year.

5.2. Investment Program

COPEL’s investment program for 2008 and executed in the first nine months is presented in the table below:

	R$ million
	Carried	Scheduled
	9M08	2008
Generation and Transmission	63.3	263.0
Distribution	350.9	487.3
Telecommunications	13.6	42.1
Partnerships	110.0	0.1

TOTAL	537.8	792.5

 Compagas, Elejor and UEG Araucária (whose balance sheets are consolidated with COPEL’s) invested R$ 15.3 million, R$ 1.2 million and R$ 7.8 million, respectively, in the first nine months of 2008.

The rise in the shareholding investments was due to the acquisition of a 30% interest in Dominó Holdings, in the amount of R$ 110 million. This acquisition was not included in the investment program approved by the Board of Directors.

5.3. Liabilities and Shareholders’ Equity

COPEL’s consolidated debt at the end of September 2008 was R$ 1,939.2 million, representing a debt/equity ratio of 24.3% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio is 19.2% .

The shareholders’ equity of COPEL came to R$ 7,977.2 million, 13.4% higher than at the end of the same period in 2007, equivalent to R$ 29.15 per share.

5.4. Debt Profile

The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign Currency	IBD	19,976	28,901	48,877
	National Treasury	8,998	72,638	81,636
	Eletrobrás	7	33	40
	Banco do Brasil S/A	4,466	-	4,466
	Total	33,447	101,572	135,019

Domestic Currency	Eletrobrás - Copel	36,284	282,957	319,241
	Eletrobrás - Elejor	-	111,466	111,466
	BNDES - Compagas	6,384	14,415	20,799
	Debentures - Copel	143,078	600,000	743,078
	Debentures - Elejor	18,525	254,583	273,108
	Banco do Brasil S/A and other	4,621	331,875	336,496
	Total	208,892	1,595,296	1,804,188
GENERAL TOTAL		242,339	1,696,868	1,939,207

Following are the loan, financing and debentures maturities:

					R$'000
	2008	2009	2010	2011	2012	2013 to 2024
Loans and Financing	21,774	72,332	68,411	80,658	63,252	616,593
Domestic Currency	15,822	42,116	43,703	65,584	59,246	561,533
Foreign Currency	5,952	30,216	24,708	15,074	4,006	55,060
Debentures	13,023	156,190	42,200	646,120	46,120	112,533
Total	34,797	228,522	110,611	726,778	109,372	729,126

     COPEL’s net debt (loans, financing and debentures less cash, cash equivalents and short-term investments) significantly declined in the past few years, as shown in the following chart:

5.5. Ratings

The following table shows COPEL’s current corporate and debentures issue ratings.

	Moody's	Fitch
Corporate	Aa2.br	AA (bra)
Debentures - 3rd issue	Aa1.br	AA+ (bra)
Debentures - 4th issue	-	AA (bra)

6. Account for Compensation of Portion A – CVA

The account for compensation of Portion A (tracking account) allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.

The CVA variation updated by the SELIC from January to September 2008 is demonstrated in the following table:

					R$ ‘000
	Balance	Deferral	Amortization	Monetary	Balance
	12/31/07			restatement	09/30/08
Assets
Purchased Energy (Itaipu)	46,907	(2,152)	(29,504)	2,165	17,416
Transport of Purchased Energy	285	408	(211)	2	484
Use of Transmission Grid Charges	8,148	35,475	(8,307)	1,427	36,743
Energy Development Account – CDE	9,969	(3,270)	(6,569)	530	660
Electric Power Services Fee – ESS	7,826	45,989	(12,397)	1,607	43,025
Fuel Consumption Account – CCC	13,187	37,196	(11,063)	1,085	40,405
Proinfa	6,770	3,165	(6,318)	609	4,226
TOTAL	93,092	116,811	(74,369)	7,425	142,959
Liabilities
Energy Purchased for Resale - CVA	87,177	24,865	(69,447)	6,234	48,829
Fuel Consumption Account – CCC	35,856	(1,710)	(36,119)	1,973	-
Use of Transmission Grid Charges	34,175	(2,372)	(32,579)	776	-
Transport of Purchased Energy	1,114	258	(1,190)	159	341
Proinfa	-	85	-	-	85
Electric Power Services Fee – ESS	7,444	(7,193)	-	(251)	-
Purchased Energy (Itaipu)	-	3,019	-	135	3,154
TOTAL	165,766	16,952	(139,335)	9,026	52,409

7. Additional Information

7.1. Main Operational and Financial Indicators

September 30, 2008

Generation
COPEL Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds interest	6 (4 hydro, 1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4,550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	602 MW
Automated and remote-controlled power plants of COPEL GET	15
Automated and remote-controlled power plants of
COPEL's corporate partnerships	3
Step-up substations of COPEL GET	14 (automated and remote-controlled)

Transmission (above 230kV)
Transmission lines	1,830 km
Number of substations	30 (100% automated)
Installed substation capacity	10,285 MVA

Distribution (up to 138 kV)
Distribution networks and lines	179,176 km
Number of substations	344
Number of automated substations	340
Installed capacity in substations	9,029 MVA
Number of localities served	1,118
Number of municipalities served	393
Number of customers	3,491,930
DEC (outage duration per customer, in hours and hundredths of an hour)	8.47
FEC (outage frequency per customer)	7.56 times

Telecommunication
Optical cable – main ring	5,255 km
Self sustained optical cable	6,336 km
Number of cities served	188
Number of customers	564

Administration
Number of employees (wholly-owned subsidiaries)	8,270
Customer per distribution employee	544

Financial
Book Value (per 1,000 shares)	R$ 29.15
EBITDA	R$ 1,476.5 million
Liquidity (Current Ratio)	1.94

(1) proportional to the capital stake.

7.2. Average Energy Purchase Tariffs

				R$/MWh
Tariff	Sep/08	Jun/08	Sep/07	Var. %
	(1)	(2)	(3)	(1 / 3)

Itaipu*	91.46	76.05	85.81	6.6
CIEN	-	-	84.54	-
Auction – CCEAR 2005 - 2012	67.33	64.66	63.79	5.5
Auction – CCEAR 2006 - 2013	78.78	75.72	74.66	5.5
Auction – CCEAR 2007 - 2014	85.87	85.77	82.26	4.4
Auction – CCEAR 2007 - 2014 (A-1)	112.56	106.57	104.73	7.5
Auction – CCEAR 2008 - 2015	94.86	91.00	-	-
Auction – CCEAR 2008 H30	118.61	113.66	-	-
Auction – CCEAR 2008 T15**	146.60	140.67	-	-

* Furnas transport charge not included
** Auction average price updated by IPCA

Average Retail Tariffs

				R$/MWh
Tariff	Sep/08	Jun/08	Sep/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Residential	257.26	252.27	251.99	2.1
Industrial (Free customers not included)	186.42	185.14	187.35	(0.5)
Commercial	229.38	227.66	226.22	1.4
Rural	151.31	149.04	149.03	1.5
Other	176.45	173.15	173.97	1.4
TOTAL	210.46	207.57	208.71	0.8
Without ICMS

Average Energy Supply Tariffs

				R$/MWh
Tariff	Sep/08	Jun/08	Sep/07	Var. %
	(1)	(2)	(3)	(1 / 3)
Auction CCEAR 2005 - 2012	67.00	65.03	63.61	5.3
Auction CCEAR 2006 - 2013	78.47	76.82	74.66	5.1
Auction CCEAR 2007 - 2014	87.76	85.36	83.36	5.3
Auction CCEAR 2008 - 2015	93.27	90.88	-	-
Wholesale Concessionaires – State of Paraná	123.07	121.65	119.27	3.2

7.3. Energy Flow - COPEL Consolidated

			GWh
	9M08	9M07	Var.%
Own Generation	14,316	13,706	4.4
Purchased energy	18,563	18,261	1.7
Itaipu	4,093	3,488	17.3
Auction – CCEAR	10,405	9,715	7.1
Itiquira	682	682	-
Dona Francisca	485	483	0.4
MRE/CCEE	1,779	1,513	17.6
Other	1,120	2,380	(53.0)
Total Available Power	32,879	31,968	2.9
Energy Market	15,915	15,179	4.8
Retail	14,645	13,769	6.4
Concessionaires	373	354	5.4
Free Customers	897	1,056	(15.1)
Bilateral Agreements	2,595	2,979	(12.9)
Auction – CCEAR	9,344	8,751	6.8
MRE/CCEE	2,643	2,754	(4.0)
Losses and differences	2,382	2,305	3.3
Basic network losses	739	705	4.8
Distribution losses	1,552	1,496	3.8
CG contract allocation	91	104	(12.9)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Geração

			GWh
	9M08	9M07	Var. %
Own Generation	14,316	13,706	4.4
MRE/ CCEE	1,053	1,367	(23.0)
Dona Francisca	485	483	0.4
Other	-	194	-
Total Available Power	15,854	15,750	0.7
Bilateral Agreements	2,595	2,979	(12.9)
CCEAR – Copel Distribuição	914	881	3.8
CCEAR – Other Concessionaires	8,430	7,870	7.1
Free Customers	897	1,056	(15.1)
MRE/ CCEE	2,643	2,604	1.5
Losses and differences	375	360	4.2

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE

Energy Flow - COPEL Distribuição

			GWh
	9M08	9M07	Var. %
Itaipu	4,093	3,488	17.3
CCEAR – Copel Geração e Transmissão	914	881	3.8
CCEAR – Other Wholesale	9,491	8,834	7.4
CIEN	-	1,147	-
CCEE	726	146	396.4
Itiquira	682	682	-
Other	1,120	1,040	7.7
Purchased Energy	17,026	16,218	5.0
State Demand	15,018	14,122	6.3
Retail	14,645	13,769	6.4
Wholesale	373	354	5.4
CCEE	-	150	-
Total Sold Energy	15,018	14,272	5.2
Losses and differences	2,007	1,945	3.2
Basic network losses	364	346	5.4
Distribution losses	1,552	1,496	3.8
CG contract allocation	91	104	(12.9)

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)
Amounts subject to changes after settlement by CCEE

7.4. Shareholding Structure (as of 09/30/2008)

							Thousand shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	0	-	13	0.0	85,042	31.1
BNDESPAR	38,299	26.4	0	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	0	-	0	-	1,531	0.6
Free Floating	19,618	13.5	128	32.2	100,832	78.6	120,578	44.1
BOVESPA	14,124	9.7	128	32.2	75,126	58.6	89,378	32.7
NYSE	5,494	3.8	0	-	25,637	20.0	31,131	11.4
LATIBEX	0	0.0	0	-	69	0.1	69	0.0
Other	554	0.4	270	67.8	99	0.1	923	0.3
TOTAL	145,031	100.0	398	100.0	128,226	100.0	273,655	100.0

8. Financial Statements

8.1. Assets

					R$'000
ASSETS	Sep/08	Jun-08	Sep/07	Var.%	Var.%
	(1)	(2)	(3)	(1/3)	(1/2)
CURRENT	3,532,869	3,251,020	3,075,759	14.9	8.7
Cash in hand	1,832,804	1,587,994	1,367,430	34.0	15.4
Customers and distributors	1,062,195	1,058,072	1,096,748	(3.2)	0.4
Allowance for doubtfull accounts	(91,448)	(86,426)	(109,405)	(16.4)	5.8
Telecommunications services	10,421	7,806	10,261	1.6	33.5
Dividends receivable	3,529	3,529	1,458	142.0	-
Services in progress	59,672	53,155	46,456	28.4	12.3
CRC transferred to State Government	45,189	43,353	38,187	18.3	4.2
Taxes and social contributions paid in advance	230,309	188,420	306,112	(24.8)	22.2
Account for compensation of "Portion A"	100,544	115,208	70,068	43.5	(12.7)
Other regulatory assets	33,682	40,851	5,083	562.6	-
Collaterals and escrow deposits	134,475	116,419	141,626	(5.0)	15.5
Material and supplies	57,362	55,334	47,900	19.8	3.7
Other receivables	54,135	67,305	53,835	0.6	(19.6)
NON-CURRENT	9,551,012	9,483,842	9,039,074	5.7	0.7
Long-term assets	2,065,109	2,050,301	1,977,858	4.4	0.7
Customers and distributors	97,778	104,082	156,820	(37.6)	(6.1)
Allowance for doubtfull accounts	(9,739)	(9,739)	-	-	-
Telecommunications services	5,016	5,210	8,230	(39.1)	(3.7)
CRC transferred to State Government	1,275,754	1,273,517	1,181,190	8.0	0.2
Taxes and social contributions paid in advance	504,284	497,792	429,887	17.3	1.3
Account for compensation of "Portion A"	42,415	19,230	20,592	106.0	120.6
Other regulatory assets	9,132	12,176	-	(60.8)	(25.0)
Collaterals and escrow deposits	24,547	20,413	20,645	18.9	20.3
Judicial Deposits	107,499	119,179	126,957	(15.3)	(9.8)
Other	8,423	8,441	10,217	(17.6)	(0.2)
Investments	463,436	449,928	234,570	97.6	3.0
Property, plant and equipment	6,904,454	6,864,588	6,706,141	3.0	0.6
Intangible assets	113,067	113,962	112,547	0.5	(0.8)
Deferred assets	4,946	5,063	7,958	(37.8)	(2.3)
TOTAL	13,083,881	12,734,862	12,114,833	8.0	2.7

8.2. Liabilities

				R$'000
LIABILITIES	Sep 08	Jun 08	Sep 07 Var.%	Var.%
	(1)	(2)	(3) (1/3)	(1/2)
CURRENT	1,820,237	1,631,408	1,909,833 (4.7)	11.6
Loans and financing	242,340	251,430	230,993 4.9	(3.6)
Suppliers	448,217	409,361	364,529 23.0	9.5
Taxes and social contributions	366,413	344,200	432,391 (15.3)	6.5
Interest on own capital and dividends	142,832	80,267	195,478 (26.9)	77.9
Accrued payroll costs	161,067	97,829	110,765 45.4	64.6
Post-employment benefits	19,331	17,506	75,071 (74.2)	10.4
Account for compensation of "Portion A"	42,300	51,908	187,253 (77.4)	(18.5)
Other regulatory liabilities	32,029	37,869	0 -	(15.4)
Customer charges due	44,731	36,386	38,123 17.3	22.9
Research and development and energy efficiency	203,819	194,918	180,465 12.9	4.6
Other payables	117,158	109,734	94,765 23.6	6.8
NON-CURRENT	3,041,865	3,015,784	2,936,406 3.6	0.9
Long-term liabilities	2,966,871	2,940,790	2,935,814 1.1	0.9
Loans and financing	1,696,867	1,677,068	1,832,292 (7.4)	1.2
Provision for contingencies	530,087	532,382	390,993 35.6	(0.4)
Suppliers	207,006	200,730	185,492 11.6	3.1
Taxes and social contributions	25,017	18,195	185,492 88.3	37.5
Post-employment benefits	207,006	200,730	13,289 3.9	0.0
Account for compensation of "Portion A"	25,017	18,195	461,593 (39.8)	(13.8)
Other regulatory charges	479,476	479,438	- 22.3	(25.0)
Other payables	10,109	11,732	- (72.0)	10.3
Income (losses) from future periods	10,882	14,510	26,480 -	-
MINORITY INTEREST	244,567	238,474	232,956 5.0	2.6
SHAREHOLDERS' EQUITY	7,977,212	7,849,196	7,035,638 13.4	1.6
Share capital	4,460,000	4,460,000	4,460,000 -	-
Capital reserves	838,340	838,340	817,293 2.6	-
Income reserves	2,678,872	2,550,856	1,758,345 52.4	5.0
TOTAL	13,083,881	12,734,862	12,114,833 8.0	2.7

8.3. Income Statement

						R$'000
INCOME STATEMENT	3Q08	2Q08	3Q07	Var.%	9M08	9M07	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,135,259	2,020,800	2,030,530	5.2	6,145,638	5,876,835	4.6
Deductions from operating revenues	(747,827)	(666,830)	(675,494)	10.7	(2,089,678)	(2,052,051)	1.8
Net operating revenues	1,387,432	1,353,970	1,355,036	2.4	4,055,960	3,824,784	6.0
Operating expenses and costs	(1,043,783)	(865,728)	(1,020,272)	2.3	(2,878,413)	(2,629,931)	9.4
Electricity purchase for resale	(411,903)	(330,704)	(342,938)	20.1	(1,186,106)	(931,066)	27.4
Charges for the use of transmission grid	(136,001)	(75,834)	(95,001)	43.2	(317,602)	(363,140)	(12.5)
Payroll	(190,300)	(147,360)	(136,244)	39.7	(469,361)	(410,721)	14.3
Pension plan	(20,137)	(18,880)	(18,608)	8.2	(59,422)	(7,430)	699.8
Material	(15,913)	(14,285)	(14,006)	13.6	(41,844)	(47,181)	(11.3)
Raw material and supplies for generation of electricity	(4,325)	(3,261)	23,128	(118.7)	(12,599)	16,728	(175.3)
Natural gas purchased for resale and supplies for the gas business	(44,902)	(32,632)	(35,815)	25.4	(109,325)	(102,233)	6.9
Third-party services	(68,916)	(70,803)	(58,386)	18.0	(201,530)	(164,862)	22.2
Depreciation and amortization	(93,632)	(103,503)	(106,496)	(12.1)	(298,991)	(316,335)	(5.5)
Provisions and reversals	(15,463)	(32,936)	(207,113)	(92.5)	(65,186)	(207,621)	(68.6)
Expense recovery	8,248	10,706	11,628	(29.1)	31,140	35,538	(12.4)
Other operating expenses	(50,539)	(46,236)	(40,421)	25.0	(147,587)	(131,608)	12.1
Result of operations	343,649	488,242	334,764	2.7	1,177,547	1,194,853	(1.4)
Financial Income (Losses)	7,930	52,546	9,379	(15.4)	94,566	(14,763)	(740.6)
Financial revenues	120,641	145,014	105,895	13.9	372,258	266,345	39.8
Financial expenses	(112,711)	(92,468)	(96,516)	16.8	(277,692)	(281,108)	(1.2)
Equity investment	6,938	8,417	6,265	10.7	25,445	11,892	114.0
Operating income (expenses)	358,517	549,205	350,408	2.3	1,297,558	1,191,982	8.9
Non-operating income (expenses)	(2,310)	(3,108)	(3,662)	(36.9)	(6,278)	(38,129)	(83.5)
Income (loss) before income tax	356,207	546,097	346,746	2.7	1,291,280	1,153,853	11.9
Income tax and social contribution	(64,097)	(181,574)	(63,922)	0.3	(375,055)	(335,285)	11.9
Net income (loss) before minority interest	292,110	364,523	282,824	3.3	916,225	818,568	11.9
Minority interest	(6,094)	(7,016)	(13,058)	(53.3)	(17,190)	(24,200)	(29.0)
Net income (loss)	286,016	357,507	269,766	6.0	899,035	794,368	13.2
Earning per share	1.05	1.31	0.99	6.0	3.29	2.90	13.2
EBITDA	437,281	591,745	441,260	(0.9)	1,476,538	1,511,188	(2.3)
* Operating Revenues breakdown is disclosed on page 07

8.4.Cash Flow

CONSOLIDATED CASH FLOW	9M08	9M07
Cash flow from operating activities
Net income for the period	899,035	794,368
Adjustments for the reconciliation of net income for the period with cash flow from operating activities:	231,941	662,132
Provision (reversal) for doubtful accounts	18,016	(4,911)
Depreciation and amortization	298,991	316,335
Unrealized monetary and exchange variations, net	36,086	164,246
Equity in the results of subsidiaries and investees	(29,912)	(17,665)
Deferred income tax and social contribution	20,727	(68,904)
Variations in Account for Compensation of "Portion A", net	(164,825)	42,588
Variations in other regulatory assets and liabilities, net	(42,399)	7,259
Contract renegotiation - Cien	-	(62,862)
Provisions under long-term liabilities	49,420	211,962
Write-off of investments	4,364	2,241
Write-off of property, plant, and equipment, net	19,221	41,283
Write-off of intangible and deferred assets, net	397	429
Amortization of goodwill on investments	4,665	5,931
Minority interests	17,190	24,200
Reduction (increase) of assets	179,056	(146,405)
Reduction of liabilities	(100,378)	(530,925)
Net cash generated by operating activities	1,209,654	779,170
Cash flow from investing activities
Acquisition of controlling interest in Dominó - net of acquired cash	(108,962)	-
Additions to interests in other companies and other investments	(11,244)	(5,276)
Additions to property, plant, and equipment:	(438,005)	(354,248)
Additions to intangible assets	(2,608)	(2,745)
Additions to deferred assets	(105)	(290)
Customer contributions	40,538	24,603
Disposal of property, plant, and equipment	10,620	136
Net cash used by investing activities	(509,766)	(337,820)
Cash flow from financing activities
Loans and financing obtained	33,974	329,600
Amortization of principal amounts of loans and financing	(41,079)	(57,261)
Amortization of principal amounts of debentures	(133,320)	(633,320)
Dividends and interest on capital paid	(267,530)	(216,943)
Net cash used by financing activities	(407,955)	(577,924)
Increase (decrease) in cash and cash equivalents	291,933	(136,574)
Cash and cash equivalents at the beginning of the period	1,540,871	1,504,004
Cash and cash equivalents at the end of the period	1,832,804	1,367,430
Variation in cash and cash equivalents	291,933	(136,574)

9. Financial Statements - Subsidiaries

9.1. Assets

				R$'000
ASSETS	GET	DIS	TEL	PAR
Current	1,083,126	1,589,448	45,075	416,117
Cash in hand	764,433	349,128	24,845	319,606
Customers and distributors	210,445	772,891	-	35,043
Telecommunications services, net	-	-	13,220	-
Dividends receivable	-	-	-	3,529
Services in progress	8,161	51,511	-	-
CRC transferred to State Government	-	45,189	-	-
Taxes and social contributions	12,143	119,546	1,907	22,027
Account for compensation of "Portion A"	-	100,544	-	-
Other regulatory assets	-	33,682	-	-
Bonds and linked deposits	67,086	37,032	-	29,909
Other	14,512	33,289	1,293	5,433
Material and supplies	6,346	46,636	3,810	570
NON-CURRENT	3,606,530	3,810,851	194,133	1,774,124
Long-term assets	114,239	1,767,600	14,767	39,940
Customers and distributors	345	87,694	-	23,023
Telecommunications services, net	-	-	5,016	-
CRC transferred to State Government	-	1,275,754	-	-
Taxes and social contributions paid in advance	89,414	264,049	9,503	14,031
Judicial Deposits	22,599	59,287	248	1,066
Account for compensation of "Portion A"	-	42,415	-	-
Other regulatory assets	-	9,132	-	-
Bonds and linked deposits	-	24,547	-	-
Other	1,881	4,722	-	1,820
Permanent	3,492,291	2,043,251	179,366	1,734,184
Investments	19,137	2,474	-	405,014
Property, plant and equipment	3,459,946	2,013,104	178,129	1,253,275
Intangible	13,208	27,673	1,237	70,949
Deferred	-	-	-	4,946
TOTAL	4,689,656	5,400,299	239,208	2,190,241
GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

9.2. Liabilities

				R$'000
Liabilities	GET	DIS	TEL	PAR
CURRENT	423,140	1,150,981	15,377	142,295
Loans and financing	53,956	15,935	-	6,385
Debentures	-	-	-	18,525
Suppliers	46,990	395,178	3,618	43,546
Taxes and social contributions	110,566	200,977	2,335	15,065
Dividends recivable	94,754	80,292	-	14,450
Accrued payroll costs	39,334	110,984	8,497	2,117
Post-retirement benefits	5,105	13,262	862	85
Account for compensation of "Portion A"	-	42,300	-	-
Other regulatory charges	17,519	14,510	-	-
Customer charges due	3,548	41,183	-	-
Electric efficiency and development research	31,062	168,335	-	4,422
Concession charges - Aneel's consent	-	-	-	33,369
Other	20,306	68,025	65	4,331
NON-CURRENT	784,827	1,240,346	20,577	468,645
Long term liabilities	784,235	1,240,346	20,577	394,243
Loans and financing	245,129	141,675	-	125,881
Debentures	-	-	-	254,582
Provision for contingencies	155,958	166,314	1,368	3,404
Intercompany receibables	-	582,150	-	-
Suppliers	230,029	-	-	-
Taxes and social contributions	-	16,505	-	8,512
Pension plan and other post-retirement benefits	145,707	312,696	19,209	1,864
Account for compensation of "Portion A"	-	10,109	-	-
Other regulatory charges	-	10,882	-	-
Other	7,412	15	-	-
Income (losses) from future periods	592	-	-	74,402
MINORITY INTEREST	1,363	-	-	244,567
SHAREHOLDERS' EQUITY	3,480,326	3,008,972	203,254	1,334,734
Capital stock	2,947,018	2,171,928	194,755	1,165,500
Income reserves	197,424	491,983	-	128,302
Accrued income	335,884	345,061	8,499	40,932

TOTAL	4,689,656	5,400,299	239,208	2,190,241
GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

9.3. Income Statement

				R$'000
Income statement	GET	DIS	TEL	PAR
Operating revenues	1,309,483	4,665,305	81,963	373,679
Electricity sales to final customers	123,450	2,091,882	-	1,900
Electricity sales to distributors	1,001,341	40,424	-	125,172
Use of transmission plant	167,238	2,483,090	-	-
Telecom revenues	-	-	81,963	-
Piped gas distribution	-	-	-	208,535
Other	17,454	49,909	-	38,072
Deductions from operating revenues	(192,955)	(1,833,370)	(14,108)	(49,245)
Net operating revenues	1,116,528	2,831,935	67,855	324,434
Operating costs and expenses	(518,682)	(2,339,478)	(56,236)	(242,888)
Electricity purchase for resale	(44,586)	(1,328,681)	-	(801)
Charges for the use of transmission grid	(120,565)	(245,074)	-	(15,102)
Payroll	(111,098)	(323,264)	(22,153)	(8,836)
Pension plan	(10,613)	(45,230)	(2,702)	(790)
Material	(7,218)	(33,097)	(1,013)	(508)
Raw material and supplies for generation of electricity	(12,726)	-	-	(1,779)
Natural gas purchased for resale and supplies for the gas business	-	-	-	(109,325)
Third-party services	(44,726)	(153,280)	(8,863)	(22,380)
Depreciation and amortization	(97,180)	(136,726)	(22,004)	(43,081)
Provisions (reversal) for contigencies	(9,166)	(60,417)	2,532	(172)
Expenses recoverable	11,678	18,809	26	600
Concession charges - Aneel consent	-	-	-	(31,637)
Other expenses	(72,482)	(32,518)	(2,059)	(9,077)
Result of operations	597,846	492,457	11,619	81,546
Financial income (expenses)	22,079	129,323	2,336	(14,476)
Financial income	68,839	243,105	2,363	27,259
Financial expenses	(46,760)	(113,782)	(27)	(41,735)
Equity Investment	-	-	-	25,377
Operating income (expenses)	619,925	621,780	13,955	92,447
Non-operating income (expenses)	(1,156)	(5,661)	407	131
Income (loss) before income tax	618,769	616,119	14,362	92,578
Income tax and Social contribution	(174,127)	(154,149)	(4,868)	(17,993)
Deferred income tax and social contribution	2,845	(22,470)	25	537
Minority interest	(128)	-	-	(17,190)
Net income (loss)	447,359	439,500	9,519	57,932
Ebitda	695,026	629,183	33,623	124,627
GET: Geração e Transmissão consolidated, DIS: Distribuição, TEL: Telecomunicações, PAR: Participações consolidated

3Q08 Results Conference Call

Presentation by Rubens Ghilardi – CEO, Mr. Paulo Roberto Trompczynski – CFO

Date:              Friday, November 14, 2008
Time:             8:30 a.m. (US EST)
Telephone:    (1) 786-924-6977
Code: COPEL

The conference call will also be broadcast via the internet at
www.COPEL.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
 ri@COPEL.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The stat ements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.